SUB-ITEM 77M

Total Stock Market Index Trust

On April 11, 2017, a Special Meeting of the Shareholders of All Cap Core Trust, a series of John Hancock Variable Insurance Trust, was held at 601 Congress Street, Boston, Massachusetts at 10:00 a.m., Eastern Time for the purpose of considering and voting upon:

Acquired Fund	Corresponding Acquiring Fund
All Cap Core Trust	Total Stock Market Index Trust

Proposal One: Approval of an Agreement and Plan of Reorganization providing for the reorganization of All Cap Core Trust into Total Stock Market Index Trust.

Shares	Shares Voted
For	5,854,573.912
Against	100,489.039
Abstain	253,096.678

PROPOSAL ONE PASSED ON April 11, 2017.

ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77M

Immediately after the close of business on April 28, 2017, Total Stock Market Index Trust acquired the assets (subject to all the liabilities) of All Cap Core Trust in exchange for the shares of Total Stock Market Index Trust. The transaction was approved by the Board of Trustees of each portfolio on December 8, 2016 and by shareholders of All Cap Core Trust on April 11, 2017. The terms of the transactions are set forth in the Plan of Reorganization dated December 8, 2016, attached as Sub-Item 77Q Exhibit A.